FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 16, 2006

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: February 16, 2006

PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON

2005 CANADIAN INCOME TAX INFORMATION

Calgary Alberta - February 16, 2006 (TSX – PMT.UN)  The following information is intended to assist individual Canadian Unitholders of Paramount Energy Trust (“PET”) in the preparation of their 2005 T1 Income Tax Return.

The information contained herein is based on PET’s understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only.  Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2005 T1 Income Tax Return where the Paramount Energy Trust Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders, who held their PET Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary and received cash distributions during the period, will receive “T3 Supplementary” slips directly from their broker or intermediary, not from the transfer agent or PET.

Registered Unitholders of PET who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada, (and not from a broker or intermediary), will receive “T3 Supplementary” slips directly from Computershare Trust Company of Canada.

The attached “Schedule 1” includes supplementary information on the taxable portion of the 2005 cash distributions and is shown on a per Trust Unit basis.  Under Paragraph 12(1) (m) of the Income Tax Act, taxable amounts allocated by PET in 2005 to the Unitholders must be reported by the Unitholders in their 2005 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e. “Other Income” Box (26) on the T3 slips) with respect to record dates January 31, 2005 up to and including December 30, 2005 are included in your “T3 Supplementary”.

Holders of PET Units are required to reduce the Adjusted Cost Base of their Units by the Return of Capital (i.e. “Amount Resulting in Cost Base Adjustment” (Box 42 on the T3 slips) with respect to record dates January 31, 2005 up to and including December 30, 2005. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the owner holds the Trust Units as a capital property.

The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2005.

SCHEDULE 1

PARAMOUNT ENERGY TRUST UNITS 2005 – T3 INFORMATION FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per Trust Unit paid or payable by Paramount Energy Trust with respect to record dates for the period January 31, 2005 – December 30, 2005 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Amount Resulting in Cost Base Adjustment (Box 42) (Return of Capital)

January 31, 2005	February 15, 2005	0.220	0.210	0.010
February 28, 2005	March 15, 2005	0.220	0.210	0.010
March 31, 2005	April 15, 2005	0.220	0.210	0.010
April 29, 2005	May 16, 2005	0.220	0.210	0.010
May 31, 2005	June 15, 2005	0.220	0.210	0.010
June 30, 2005	July 15, 2005	0.220	0.210	0.010
July 29, 2005	August 15, 2005	0.220	0.210	0.010
August 31, 2005	September 15, 2005	0.220	0.210	0.010
September 30, 2005	October 17, 2005	0.240	0.229	0.011
October 31, 2005	November 15, 2005	0.240	0.229	0.011
November 30, 2005	December 15, 2005	0.240	0.229	0.011
December 30, 2005	January 16, 2005	0.240	0.229	0.011

TOTAL PER UNIT		2.720	2.596	0.124

PET expects to release United States income tax information within the next few weeks.

PET is a natural gas-focussed Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT. DB, and PMT.DB.A. .  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Executive Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue Showers, Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.